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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

Gil Trotino

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

gtrotino@magicsoftware.com

Magic Software Announces Appointment Of New

Vice President Of Worldwide Marketing

Gil Trotino To Replace David Leichner

Or Yehuda, Israel (June 30, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that Gil Trotino has been appointed, effective July 1st, 2004, as the Company’s new Vice President of Worldwide Marketing, replacing David Leichner, who left the company to pursue other career opportunities after 9 years of service.

Trotino, 40 years of age, served from 2001 to 2003 as Marketing Director for Northern Europe for BMC Software Inc. (NYSE – BMC), a leading provider of enterprise management solutions. From 1996 to 2001 Trotino served in various sales and marketing management positions for BMC and for New Dimension Software Ltd., which was acquired by BMC in April 1999. From 1996 to 2003, Trotino was based in The Netherlands. Prior to that Trotino held technical positions in various Israeli software companies.

“Gil’s vast experience in marketing and sales management with major software companies and his intimacy with multi-national operations will undoubtedly contribute to the quality of Magic’s management team and the Company’s worldwide marketing operations”, said Menachem Hasfari, CEO of Magic Software.

Gil replaces David Leichner, who joined Magic in 1994 and acted as Magic’s Vice President of Worldwide Marketing since 1998.

“David has served Magic well and many of the marketing strategies and tactics we apply today are his brainchild,” said Hasfari. “We appreciate the contributions he has made over the past nine years and wish him well in his future endeavors.”

“I have devoted the last nine years to creating and executing the marketing strategy that forms the foundation for Magic Software's product and market penetration," said David Leichner. "While this was a difficult career move, I am pleased to be leaving Magic with a strong and motivated global marketing team that will provide the backbone and support for the Company's future success, under the leadership and direction of Gil Trotino, a seasoned marketing professional."

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 30, 2004